SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2

to

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Goodrich Petroleum Corporation

(Name of Subject Company and Filing Person (Issuer)

5.375% Series B Cumulative Convertible Preferred Stock

10.00% Series C Cumulative Preferred Stock

9.75% Series D Cumulative Preferred Stock

and

10.00% Series E Cumulative Convertible Preferred Stock

(Title of Class of Securities)

382410 603

382410 702

382410 884

382410 850

(CUSIP Number of Class of Securities)

Michael J. Killelea

Senior Vice President, General Counsel and

Corporate Secretary

801 Louisiana Street, Suite 700

Houston, Texas 77002

(713) 780-9494

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Stephen M. Gill

Vinson & Elkins L.L.P.

1001 Fannin Street, Suite 2500

Houston, Texas 77002

(713) 758-2222

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$74,742,000	$7,527

*	Estimated solely for the purpose of calculating the registration fee. The transaction valuation upon which the filing fee is based assumes the exchange of (i) $116,828,000 aggregate principal amount of 8.875% Senior Notes due 2019, (ii) $429,000 aggregate principal amount of 3.25% Convertible Senior Notes due 2026, (iii) $6,692,000 aggregate principal amount of 5.00% Convertible Senior Notes due 2029, (iv) $94,160,000 aggregate principal amount of 5.00% Convertible Senior Notes due 2032 and (v) $6,117,000 aggregate principal amount of 5.00% Convertible Exchange Senior Notes due 2032 for common stock, par value $0.20 per share, of Goodrich Petroleum Corporation (the “Company”). This amount is based on one-third of the aggregate principal amount of the securities acquired because the Company has a capital deficit. The registration fee was paid on January 26, 2016 in connection with the filing by the Company of the original Schedule TO-I.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$7,527	Filing Party:	Goodrich Petroleum Corporation
Form or Registration No.:	Schedule TO-I	Date Filed:	January 26, 2016

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO-I (as amended and restated, the “Schedule TO-I”) originally filed with the United States Securities and Exchange Commission on January 26, 2016 by Goodrich Petroleum Corporation (the “Company”), in connection with its offers to exchange, on the terms and subject to the conditions set forth in the Amended and Restated Offer to Exchange, dated February 5, 2016 (as it may be further supplemented and amended from time to time, the “Offer to Exchange”), and the related Amended and Restated Letter of Transmittal (as it may be further supplemented and amended from time to time, the “Letter of Transmittal” and, together with the Offer to Exchange, the “Offering Documents”), any and all of the shares of the Company’s outstanding 5.375% Series B Cumulative Convertible Preferred Stock, any and all of the depositary shares representing the Company’s outstanding 10.00% Series C Cumulative Preferred Stock, any and all of the depositary shares representing the Company’s outstanding 9.75% Series D Cumulative Preferred Stock and any and all of the depositary shares representing the Company’s outstanding 10.00% Series E Cumulative Convertible Preferred Stock for newly issued shares of our common stock, par value $0.20 per share.

This Amendment No. 2 is being filed to provide the conference call script used by management to discuss the Offer to Exchange. The script is filed as exhibit (a)(2)(iii) hereto. Except as specifically provided herein, the information contained in the Offering Documents remains unchanged by this Amendment No. 2. You should read this Amendment No. 2 together with the Offering Documents.

Item 12.	Exhibits.

Exhibit	Description

(a)(1)(i)*	Offer to Exchange, dated January 26, 2016.

(a)(1)(ii)*	Form of Letter of Transmittal.

(a)(1)(iii)**	Amended and Restated Offer to Exchange, dated February 5, 2016.

(a)(1)(iv)**	Form of Amended and Restated Letter of Transmittal.

(a)(2)(i)	Press Release, dated January 26, 2016 (Incorporated by reference to Exhibit 99.1 to Goodrich Petroleum Corporation’s Current Report on Form 8-K (File No. 001-12719) filed on January 26, 2016).

(a)(2)(ii)	Press Release, dated February 5, 2016 (Incorporated by reference to Exhibit 99.1 to Goodrich Petroleum Corporation’s Current Report on Form 8-K (File No. 001-12719) filed on February 5, 2016).

(a)(2)(iii)***	Script of Conference Call Regarding Offer to Exchange.

(b)	Not applicable.

(d)(i)	Registration Rights Agreement, dated March 12, 2015, by and among Goodrich Petroleum Corporation, Goodrich Petroleum Company, L.L.C. and Franklin Advisers, Inc., as investment manager on behalf of certain funds and accounts (Incorporated by reference to Exhibit 4.3 of the Company’s Current Report on Form 8-K (File No. 001-12719) filed on March 18, 2015).

(d)(ii)	Warrant Registration Rights Agreement, dated March 12, 2015, by and among Goodrich Petroleum Corporation and Franklin Advisers, Inc., as investment manager on behalf of certain funds and accounts (Incorporated by reference to Exhibit 4.4 of the Company’s Current Report on Form 8-K (File No. 001-12719) filed on March 18, 2015).

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed with the Schedule TO-I on January 26, 2016.

**	Previously filed with the Schedule TO-I/A on February 5, 2016.
***	Filed herewith.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 16, 2016

GOODRICH PETROLEUM CORPORATION

By:	/s/ Michael J. Killelea
Name:	Michael J. Killelea
Title:	Senior Vice President, General Counsel and Corporate Secretary

EXHIBIT INDEX

Exhibit	Description

(a)(1)(i)*	Offer to Exchange, dated January 26, 2016.

(a)(1)(ii)*	Form of Letter of Transmittal.

(a)(1)(iii)**	Amended and Restated Offer to Exchange, dated February 5, 2016.

(a)(1)(iv)**	Form of Amended and Restated Letter of Transmittal.

(a)(2)(i)	Press Release, dated January 26, 2016 (Incorporated by reference to Exhibit 99.1 to Goodrich Petroleum Corporation’s Current Report on Form 8-K (File No. 001-12719) filed on January 26, 2016).

(a)(2)(ii)	Press Release, dated February 5, 2016 (Incorporated by reference to Exhibit 99.1 to Goodrich Petroleum Corporation’s Current Report on Form 8-K (File No. 001-12719) filed on February 5, 2016).

(a)(2)(iii)***	Script of Conference Call Regarding Offer to Exchange.

(b)	Not applicable.

(d)(i)	Registration Rights Agreement, dated March 12, 2015, by and among Goodrich Petroleum Corporation, Goodrich Petroleum Company, L.L.C. and Franklin Advisers, Inc., as investment manager on behalf of certain funds and accounts (Incorporated by reference to Exhibit 4.3 of the Company’s Current Report on Form 8-K (File No. 001-12719) filed on March 18, 2015).

(d)(ii)	Warrant Registration Rights Agreement, dated March 12, 2015, by and among Goodrich Petroleum Corporation and Franklin Advisers, Inc., as investment manager on behalf of certain funds and accounts (Incorporated by reference to Exhibit 4.4 of the Company’s Current Report on Form 8-K (File No. 001-12719) filed on March 18, 2015).

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed with the Schedule TO-I on January 26, 2016.
**	Previously filed with the Schedule TO-I/A on February 5, 2016.
***	Filed herewith.

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